SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 27, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|



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     This Amendment No. 9 (the "Amendment") amends and supplements the Schedule
13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999 and Amendment No. 8 filed on May 21, 1997 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     In an effort to reach a compromise with respect to the pending proxy contest for removal of certain directors of the Company, on May 27, 1999, Messrs. Genger and Barnard J. Gottstein ("Gottstein") sent a letter to Shimon Eckhouse, Chairman of the Board, President and Chief Executive Officer of the Company. As stated in the letter (a copy of which is attached hereto as Exhibit
25), Messrs. Genger and Gottstein made the following compromise proposal to Dr.
Eckhouse: (1) fix the Board size at eleven members, (2) remove two current management directors from the Board, (3) add the three individuals from our six nominees not affiliated with either of us whom Eckhouse had conceded would be acceptable additions to the Board, and (4) immediately after the events in clauses (2) and (3) have occurred, the newly constituted Board would identify and add two additional individuals to the Board, who have no prior business or family affiliation with Messrs. Genger and Gottstein, any current Board member or any current member of management. In the event that two-thirds of the Board (with Dr. Eckhouse abstaining) is unable to agree upon the addition of two such individuals by June 7, 1999, ESC shareholders would be entitled to select the two additional directors from a list of four nominees-two nominated by the Company and two nominated by Messrs. Genger and Gottstein-at the meeting to be held on June 23, 1999. Messrs. Genger and Gottstein are awaiting a final reply from the Company.

     Other than as described above and as previously described in the Original
Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result


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in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 25: Letter, dated May 27, 1999, from Messrs. Genger and Gottstein to Dr. Eckhouse





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999

                                     /s/  Arie Genger
                                     -------------------------------------------
                                     Arie Genger


                                     TPR INVESTMENT ASSOCIATES, INC.


                                     By: /s/  Arie Genger
                                         ---------------------------------------
                                              Arie Genger, President


                                     TRANS-RESOURCES, INC.


                                     By: /s/  Arie Genger
                                         ---------------------------------------
                                              Arie Genger, Chairman of the Board


                                     HAIFA CHEMICALS HOLDINGS LTD.(1)


                                     By: /s/  Arie Genger
                                         ---------------------------------------
                                              Arie Genger


                                         /s/  Thomas G. Hardy
                                         ---------------------------------------
                                              Thomas G. Hardy


--------
(1)  pursuant to power of attorney


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                                  EXHIBIT INDEX


Exhibit
 Number                                  Title                            Page
 ------                                  -----                            ----
   25              Letter, dated May 27, 1999, from Messrs.                 6
                   Genger and Gottstein to Dr. Eckhouse





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